FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....       January      ................................................................     ,        2008.......
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F              X            Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes               No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.....January 30, 2008.........	By................/s/ Hiroshi Kawashimo........ (Signature)*

        Hiroshi Kawashimo
        Deputy Senior General Manager
        Global Finance Center
        Canon Inc.
*Print the name and title of the signing officer under his signature.
The following material is included.
1. Results For The Fourth Quarter And The Fiscal Year Ended December 31, 2007
2. Notice Concerning Change of Representative Director
3. Notice Regarding Introduction of Executive Officer System
4. Notice Regarding Issuance of Stock Options (Share Options)

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2007
January 30, 2008
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended	Change(%)		Year ended	Year ending	Change(%)
	December 31, 2007	December 31, 2006			December 31, 2007	December 31, 2008

Net sales	¥4,481,346	¥4,156,759	+	7.8	$39,310,053	¥4,720,000	+	5.3
Operating profit	756,673	707,033	+	7.0	6,637,482	800,000	+	5.7
Income before income taxes and minority interests	768,388	719,143	+	6.8	6,740,246	820,000	+	6.7
Net income	¥488,332	¥455,325	+	7.2	$4,283,614	¥520,000	+	6.5

Net income per share:
- Basic	¥377.59	¥341.95	+	10.4	$3.31	¥412.36	+	9.2
- Diluted	377.53	341.84	+	10.4	3.31	—		—

	Actual
	As of	As of	Change(%)		As of
	December 31, 2007	December 31, 2006			December 31, 2007

Total assets	¥4,512,625	¥4,521,915	-	0.2	$39,584,430

Stockholders’ equity	¥2,922,336	¥2,986,606	-	2.2	$25,634,526

Notes: 1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.   U.S. dollar amounts are translated from yen at the rate of JPY114 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2007, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended	Year ended	Change(%)		Year ended
	December 31,	December 31,			December 31,
	2007	2006			2007

Net sales	¥2,887,912	¥2,729,657	+	5.8	$25,332,561
Operating profit	533,841	511,157	+	4.4	4,682,816
Ordinary profit	552,843	523,996	+	5.5	4,849,500
Net income	¥366,973	¥337,520	+	8.7	$3,219,061

Net income per share:
- Basic	¥283.75	¥253.48	+	11.9	$2.49
- Diluted	283.70	253.39	+	12.0	2.49
Dividend per share	110.00	83.33	+	32.0	0.96

	Actual
	As of	As of	Change(%)		As of
	December 31, 2007	December 31, 2006			December 31, 2007

Total assets	¥2,790,892	¥2,938,072	-	5.0	$24,481,509

Net assets	¥1,890,566	¥2,109,283	-	10.4	$16,583,912

Notes:	1.	U.S. dollar amounts are translated from yen at the rate of JPY114 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 28, 2007, solely for the convenience of the reader.
	2.	Canon made a three-for-two stock split on July 1, 2006, though per share information for the fiscal year ended December 31, 2006 has been adjusted to reflect the stock split.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2007 in Review
Looking back at the global economy in 2007, the U.S. economy proved sluggish in the second half of the year as the fallout from the subprime loan crisis resulted in a decline not only in housing investment, but also in consumer spending. In Europe, the region moved toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to continued improvements in the employment environment. Within Asia, the Chinese economy maintained a high growth rate while other economies in the region also enjoyed generally favorable conditions, primarily due to export growth. In Japan, the economy maintained a trend toward recovery, buoyed by an improvement in consumer spending along with increased capital spending fueled by strong corporate earnings.
As for the markets in which the Canon Group operates, within the camera segment, demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the year. Within the office imaging products market, demand for network digital multifunction devices (MFDs) remained solid as the office market shifted toward color models in all regions. As for computer peripherals, including printers, demand for laser beam printers continued to grow for both color and monochrome low-end models. Within the inkjet printer market, as the shift in demand from single-function to multifunction machines gained momentum, price competition for multifunction models increased in severity. In the optical equipment segment, while demand for projection aligners, which are used to produce liquid crystal display (LCD) panels, remained at a low level due to restrained investment by LCD manufacturers, demand for steppers, used in the production of semiconductors, remained at approximately the same level as the previous year. The average value of the yen for the year was ¥117.50 to the U.S. dollar and ¥161.41 to the euro, representing a slight year-on-year decrease against the U.S. dollar, and about a 10% decline against the euro.
Amid these conditions, Canon’s consolidated net sales in 2007 increased by 7.8% from the year-ago period to ¥4,481.3 billion (U.S.$39,310 million), boosted by a solid rise in sales of digital cameras, color network MFDs, and laser beam printers, along with the positive effect of favorable currency exchange rates. The gross profit ratio improved 0.5 points year on year to reach 50.1%. The improved gross profit ratio was mainly the result of such factors as the launch of new products and the in-house manufacturing of key components and key devices, in addition to cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, which absorbed the effects of escalating raw material costs and severe price competition in the consumer products market. Owing to the improved gross profit ratio, gross profit increased by 9.1% year on year to ¥2,247.0 billion (U.S.$19,710 million). As for operating expenses, although the growth in selling, general and administrative expenses—which increased 7.4% year on year—remained less than revenue growth, R&D expenditures grew by 19.4% from the year-ago period to ¥368.3 billion (U.S.$3,230 million) due to active R&D investment, resulting in an increase in the operating expense to net sales ratio of 0.6 points year on year to 33.2%. In addition, the company implemented a change in the accounting method used to calculate depreciation of fixed assets at the start of the second quarter of the year, which resulted in an increase of ¥63.8 billion (U.S.$559 million) compared with the previously used method. Consequently, operating profit in 2007 totaled ¥756.7 billion (U.S.$6,637 million), a year-on-year increase of 7.0% and an all-time high for the company. Other income (deductions) stayed at almost the same level as the previous year. Income before income taxes and minority interests in 2007 totaled ¥768.4 billion (U.S.$6,740 million), a year-on-year increase of 6.8%, while net income for the year totaled ¥488.3 billion (U.S.$4,284 million), both marking all-time highs.
Basic net income per share for the year was ¥377.59 (U.S.$3.31), a year-on-year increase of ¥35.64 (U.S.$0.31).
Results by Product Segment
In the business machine segment, as demand for network digital MFDs shifted toward color models in both the domestic Japanese and overseas markets, the competitively priced iR C2880 series and the high-end iR C5185 series continued to enjoy strong sales. And among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Additionally, the company marked its entry into the commercial print market with the launch of the new imagePRESS C7000VP. Overall, sales of office imaging products in 2007 realized a year-on-year increase of 8.8%. In the field of computer peripherals, while laser beam printers enjoyed a year-on-year increase of over 20% in unit sales, with strong demand for both color and monochrome low-end models, and consumables also growing favorably, resulting in an increase of 10.5% in sales in value terms. As for inkjet printers, despite a continuing decline in unit sales for single-function models and severe price competition in the market, sales in value terms increased by 9.2% in 2007, boosted by such factors as increased unit sales of multifunction models, including the PIXMA MP600/610, and healthy sales growth for consumables. As a result, sales of computer peripherals for 2007 realized a year-on-year increase of 9.9%. With regard to business information products, sales increased by 0.5%, roughly matching the level achieved in the previous year. Collectively, sales of business machines for 2007 totaled ¥2,935.5 billion (U.S.$25,750 million), a year-on-year increase of 9.1%. Operating profit for the business machines segment totaled ¥650.3 billion (U.S.$5,704 million), an increase of 8.5% year on year, lifted by increased unit sales, as well as efforts to curtail expenses.
Within the camera segment, growth was fueled by demand for digital SLR cameras, with particularly strong sales for the compact, lightweight-body EOS DIGITAL REBEL XTi and the advanced-amateur-model EOS 30D/40D which, in turn, led to expanded sales of interchangeable lenses for SLR cameras. As for compact digital cameras, the company strengthened its lineup with the launch of 16 new models—5 stylish ELPH-series models and 11 PowerShot-series models—catering to a diverse range of shooting styles. As a result, unit sales of digital cameras for 2007 increased by approximately 17% from the year-ago period. Consequently, camera sales overall increased by 10.6% year on year to ¥1,152.7 billion (U.S.$10,111 million). Operating profit for the camera segment totaled ¥307.4 billion (U.S.$2,697 million), a year-on-year increase of 14.4%, boosted by such factors as the suppression of price declines through the launch of new products and continued cost-reduction efforts realized through ongoing production-reform and procurement-reform activities.
In the optical and other products segment, sales of aligners, used to produce LCD panels, decreased amid reduced market demand due to restrained investment by LCD manufacturers, and sales of steppers, used in the production of semiconductors, also declined slightly. As a result, sales for the segment totaled ¥393.1 billion (U.S.$3,449 million), a year-on-year decrease of 7.2%. Operating profit for the segment decreased by 49.2% year on year to ¥21.1 billion (U.S.$185 million).
Cash Flow
In the twelve months ended December 31, 2007, Canon generated cash flow from operating activities of about ¥839.3 billion (U.S.$7,362 million), a year-on-year increase of ¥144.0 billion (U.S.$1,263 million), reflecting a steady increase in net sales and net income. Cash flow from investing activities totaled ¥432.5 billion (U.S.$3,794 million) due to such factors as active capital investment, used mainly to expand production capabilities. As a result, free cash flow surpassed the ¥400.0 billion mark for the first time ever, totaling positive ¥406.8 billion (U.S.$3,568 million), representing a ¥172.4 billion (U.S.$1,512 million) improvement from ¥234.4 billion from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥604.4 billion (U.S.$5,302 million), mainly resulting from the dividend payout of ¥131.6 billion (U.S.$1,154 million) in accordance with the company’s basic policy regarding profit distribution and the ¥450.0 billion (U.S.$3,947 million) purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy. Consequently, cash and cash equivalents totaled ¥944.5 billion (U.S.$8,285 million) at December 31, 2007, an amount that, while representing a ¥211.2 billion (U.S.$1,852 million) decrease from the end of the previous year, remained at a high level.
Non-consolidated Results
Canon Inc.’s non-consolidated net sales in 2007 grew by 5.8% year on year to ¥2,887.9 billion (U.S.$25,333 million), while ordinary profit increased by 5.5% year on year to ¥552.8 billion (U.S.$4,850 million). Non-consolidated net income also increased by 8.7% year on year to ¥367.0 billion (U.S.$3,219 million), marking all-time highs for both net sales and net income.

Outlook
With regard to the global economic outlook for the fiscal year 2008, despite the economic slow down in major countries during the first half of the year due to high prices for crude oil and raw materials along with the subprime loan crisis, the economies of Asia and emerging countries are expected to continue recording favorable growth. In the second half of the year, major countries are expected to move toward moderate recovery with the global economy displaying steady growth.
As for the businesses in which Canon is involved, sales for both digital SLR cameras and compact digital cameras are expected to continue enjoying robust growth. Regarding network digital MFDs and laser beam printers, while additional demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, although the market scale for ArF immersion tools will expand, demand for steppers overall will decline compared with the previous year. As for projection aligners used in the production of LCD panels, demand is expected to recover significantly due to planned increases in investment by LCD manufacturers.
In fiscal year 2008 Canon forecasts consolidated net sales of ¥4,720.0 billion (U.S.$41,404 million), a year-on-year increase of 5.3%, consolidated operating profit of ¥800.0 billion (U.S.$7,018 million), a year-on-year increase of 5.7%, consolidated income before income taxes of ¥820.0 billion (U.S.$7,193 million), a year-on-year increase of 6.7%, and consolidated net income of ¥520.0 billion (U.S.$4,561 million), a year-on-year increase of 6.5%, anticipating the company’s ninth consecutive year of increased consolidated sales and profit. While future interest rate trends in major countries remain uncertain, these forecasts assume currency exchange rates of ¥107 to the U.S. dollar and ¥157 to the euro, representing an approximately 9% appreciation of the yen against the U.S. dollar compared with 2007, and an approximately 3% appreciation against the euro.
Basic Policy regarding Profit Distribution and Dividends for the Current Fiscal Year
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance. Specifically, Canon’s medium- to long-term objective is to continuously strive to raise its consolidated payout ratio to around 30%.
In accordance with this policy, the company plans to distribute a full-year dividend for fiscal year 2007 amounting to ¥110.00 (U.S.$0.96) (interim dividend of ¥50.00 (U.S.$0.44) per share (already distributed) and year-end dividend of ¥60.00 (U.S.$0.52) per share). For fiscal year 2006, Canon’s full-year dividend was ¥100.00. As the company made a 3-for-2 stock split on July 1, 2006, the company’s full-year dividend in fiscal year 2006 on a split adjusted basis was ¥83.33, representing a ¥26.67 (U.S.$0.23) dividend increase.
Based on the above, Canon’s consolidated payout ratio was 23.1% for 2005 and 24.4% for 2006, and is determined to be 28.8% for 2007.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
(1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
(2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability. In particular, the company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses

2)	Expanding business operations through diversification

3)	Identifying new business domains and accumulating required technologies

4)	Establishing new production systems to sustain international competitiveness

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
(3) Business Challenges and Countermeasures
At Canon, the creation of new businesses and maintaining a high profitability structure represent two very important management objectives to ensure continuous future growth.
     As for new businesses, the company is promoting research based on leading-edge technologies in its areas of expertise, such as biotechnology, nanotechnology and life sciences. At the same time, Canon is also looking into M&A opportunities and business tie-ups toward launching such businesses. Additionally, the company aims to enter the display business, moving away from a focus on still images while strengthening the ability to deliver video images, which will play an increasingly important role in the broadband era.
     With regard to maintaining the company’s current high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of competitive new businesses, Canon believes that it is important to further improve the profit-earning ability of current businesses. To facilitate this, the company is promoting the development of new products and actively carrying out cost-reduction activities.
     Canon also views its approach to the environment as an important management issue. From the product planning stage through to design, development, production, sales, use, recovery and recycling, the company focuses its energies on such areas as creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, Canon actively promotes the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2007	December 31, 2006			December 31, 2007

Net sales	¥1,263,799	¥1,216,535	+	3.9	$11,085,956
Cost of sales	652,724	622,809			5,725,649

Gross profit	611,075	593,726	+	2.9	5,360,307
Operating expenses:
Selling, general and administrative expenses	309,519	306,768			2,715,079
Research and development expenses	107,980	91,088			947,193

	417,499	397,856			3,662,272

Operating profit	193,576	195,870	-	1.2	1,698,035
Other income (deductions):
Interest and dividend income	7,319	8,711			64,202
Interest expense	(326)	(1,005)			(2,860)
Other, net	(649)	(5,804)			(5,693)

	6,344	1,902			55,649

Income before income taxes and minority interests	199,920	197,772	+	1.1	1,753,684
Income taxes	67,844	68,388			595,123

Income before minority interests	132,076	129,384			1,158,561
Minority interests	4,231	3,820			37,114

Net income	¥127,845	¥125,564	+	1.8	$1,121,447

Note: Comprehensive income for the three months ended December 31, 2007 and 2006 was JPY102,988 million
           (U.S.$903,404 thousand) and JPY149,046 million, respectively.

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2007	December 31, 2006			December 31, 2007

Net sales	¥4,481,346	¥4,156,759	+	7.8	$39,310,053
Cost of sales	2,234,365	2,096,279			19,599,693

Gross profit	2,246,981	2,060,480	+	9.1	19,710,360
Operating expenses:
Selling, general and administrative expenses	1,122,047	1,045,140			9,842,518
Research and development expenses	368,261	308,307			3,230,360

	1,490,308	1,353,447			13,072,878

Operating profit	756,673	707,033	+	7.0	6,637,482
Other income (deductions):
Interest and dividend income	32,819	27,153			287,886
Interest expense	(1,471)	(2,190)			(12,904)
Other, net	(19,633)	(12,853)			(172,218)

	11,715	12,110			102,764

Income before income taxes and minority interests	768,388	719,143	+	6.8	6,740,246
Income taxes	264,258	248,233			2,318,053

Income before minority interests	504,130	470,910			4,422,193
Minority interests	15,798	15,585			138,579

Net income	¥488,332	¥455,325	+	7.2	$4,283,614

Note: Comprehensive income for the year ended December 31, 2007 and 2006 was JPY520,284 million
           (U.S.$4,563,895 thousand) and JPY501,883 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	December 31, 2007	December 31, 2006			December 31, 2007

Business machines:
Office imaging products	¥352,645	¥330,505	+	6.7	$3,093,377
Computer peripherals	420,862	405,955	+	3.7	3,691,772
Business information products	29,668	28,535	+	4.0	260,246

	803,175	764,995	+	5.0	7,045,395
Cameras	365,102	346,439	+	5.4	3,202,649
Optical and other products	95,522	105,101	-	9.1	837,912

Total	¥1,263,799	¥1,216,535	+	3.9	$11,085,956

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	December 31, 2007	December 31, 2006			December 31, 2007

Japan	¥270,620	¥266,741	+	1.5	$2,373,860
Overseas:
Americas	380,414	389,362	-	2.3	3,336,965
Europe	437,989	405,600	+	8.0	3,842,009
Other areas	174,776	154,832	+	12.9	1,533,122

	993,179	949,794	+	4.6	8,712,096

Total	¥1,263,799	¥1,216,535	+	3.9	$11,085,956

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
Sales by product	Year ended	Year ended	Change(%)		Year ended
	December 31, 2007	December 31, 2006			December 31, 2007
Business machines:
Office imaging products	¥1,290,788	¥1,185,925	+	8.8	$11,322,702
Computer peripherals	1,537,511	1,398,408	+	9.9	13,486,939
Business information products	107,243	106,754	+	0.5	940,727

	2,935,542	2,691,087	+	9.1	25,750,368
Cameras	1,152,663	1,041,865	+	10.6	10,111,079
Optical and other products	393,141	423,807	-	7.2	3,448,606

Total	¥4,481,346	¥4,156,759	+	7.8	$39,310,053

	Millions of yen				Thousands of
					U.S. dollars
Sales by product	Year ended	Year ended	Change(%)		Year ended
	December 31, 2007	December 31, 2006			December 31, 2007

Japan	¥947,587	¥932,290	+	1.6	$8,312,167
Overseas:
Americas	1,336,168	1,283,646	+	4.1	11,720,772
Europe	1,499,286	1,314,305	+	14.1	13,151,632
Other areas	698,305	626,518	+	11.5	6,125,482

	3,533,759	3,224,469	+	9.6	30,997,886

Total	¥4,481,346	¥4,156,759	+	7.8	$39,310,053

Notes:	1.	The primary products included in each of the product segments are as follows:
		Business machines:
		Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
		Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
		Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / etc.
		Business information products : Computer information systems / Document scanners / Personal information products / etc.
		Cameras : Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / etc.
		Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
		Broadcasting equipment / Medical equipment / Large format printers / Components / etc.

	2.	The principal countries and regions included in each regional category are as follows:
		Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
		Other Areas: Asian regions, China, Oceania

`

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2007	December 31, 2006			December 31, 2007

Business machines
Net sales:
Unaffiliated customers	¥803,175	¥764,995	+	5.0	$7,045,395
Intersegment	—	—		—	—

Total	803,175	764,995	+	5.0	7,045,395

Operating cost and expenses	640,756	599,430	+	6.9	5,620,667

Operating profit	162,419	165,565	-	1.9	1,424,728

Cameras
Net sales:
Unaffiliated customers	¥365,102	¥346,439	+	5.4	$3,202,649
Intersegment	—	—		—	—

Total	365,102	346,439	+	5.4	3,202,649

Operating cost and expenses	271,835	253,827	+	7.1	2,384,517

Operating profit	93,267	92,612	+	0.7	818,132

Optical and other products
Net sales:
Unaffiliated customers	¥95,522	¥105,101	-	9.1	$837,912
Intersegment	65,381	52,102	+	25.5	573,518

Total	160,903	157,203	+	2.4	1,411,430

Operating cost and expenses	163,558	153,282	+	6.7	1,434,719

Operating profit (loss)	(2,655)	3,921		—	(23,289)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(65,381)	(52,102)		—	(573,518)

Total	(65,381)	(52,102)		—	(573,518)

Operating cost and expenses	(5,926)	14,126		—	(51,982)

Operating profit (loss)	(59,455)	(66,228)		—	(521,536)

Consolidated
Net sales:
Unaffiliated customers	¥1,263,799	¥1,216,535	+	3.9	$11,085,956
Intersegment	—	—		—	—

Total	1,263,799	1,216,535	+	3.9	11,085,956

Operating cost and expenses	1,070,223	1,020,665	+	4.9	9,387,921

Operating profit	193,576	195,870	-	1.2	1,698,035

Note:	General corporate expenses of JPY59,318 million (U.S.$520,333 thousand) and JPY66,324 million in the three months ended December 31, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2007	December 31, 2006			December 31, 2007

Business Machines
Net sales:
Unaffiliated customers	¥2,935,542	¥2,691,087	+	9.1	$25,750,368
Intersegment	—	—		—	—

Total	2,935,542	2,691,087	+	9.1	25,750,368

Operating cost and expenses	2,285,281	2,091,858	+	9.2	20,046,324

Operating profit	650,261	599,229	+	8.5	5,704,044

Assets	1,762,167	1,617,198	+	9.0	15,457,605
Depreciation and amortization	159,309	127,873	+	24.6	1,397,447
Capital expenditure	166,143	154,259	+	7.7	1,457,395

Cameras
Net sales:
Unaffiliated customers	¥1,152,663	¥1,041,865	+	10.6	$10,111,079
Intersegment	—	—		—	—

Total	1,152,663	1,041,865	+	10.6	10,111,079

Operating cost and expenses	845,237	773,127	+	9.3	7,414,360

Operating profit	307,426	268,738	+	14.4	2,696,719

Assets	561,504	542,866	+	3.4	4,925,474
Depreciation and amortization	37,180	28,756	+	29.3	326,140
Capital expenditure	32,870	31,517	+	4.3	288,333

Optical and Other Products
Net sales:
Unaffiliated customers	¥393,141	¥423,807	-	7.2	$3,448,606
Intersegment	238,659	190,687	+	25.2	2,093,499

Total	631,800	614,494	+	2.8	5,542,105

Operating cost and expenses	610,720	573,019	+	6.6	5,357,193

Operating profit	21,080	41,475	-	49.2	184,912

Assets	544,734	501,008	+	8.7	4,778,368
Depreciation and amortization	69,843	37,018	+	88.7	612,658
Capital expenditure	78,449	36,272	+	116.3	688,149

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(238,659)	(190,687)		—	(2,093,499)

Total	(238,659)	(190,687)		—	(2,093,499)

Operating cost and expenses	(16,565)	11,722		—	(145,306)

Operating profit (loss)	(222,094)	(202,409)		—	(1,948,193)

Assets	1,644,220	1,860,843	-	11.6	14,422,983
Depreciation and amortization	75,362	68,647	+	9.8	661,071
Capital expenditure	151,087	157,609	-	4.1	1,325,325

Consolidated
Net sales:
Unaffiliated customers	¥4,481,346	¥4,156,759	+	7.8	$39,310,053
Intersegment	—	—		—	—

Total	4,481,346	4,156,759	+	7.8	39,310,053

Operating cost and expenses	3,724,673	3,449,726	+	8.0	32,672,571

Operating profit	756,673	707,033	+	7.0	6,637,482

Assets	4,512,625	4,521,915	-	0.2	39,584,430
Depreciation and amortization	341,694	262,294	+	30.3	2,997,316
Capital expenditure	428,549	379,657	+	12.9	3,759,202

Notes:	1.	General corporate expenses of JPY221,979 million (U.S.$1,947,184 thousand) and JPY202,328 million in the years ended December 31, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”
	2.	Corporate assets of JPY1,644,220 million (U.S.$14,422,983 thousand) and JPY1,860,933 million as of December 31, 2007 and 2006, respectively, which mainly consist of cash and cash equivalents, time deposits, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2007	December 31, 2006			December 31, 2007

Japan
Net sales:
Unaffiliated customers	¥1,048,310	¥1,037,657	+	1.0	$9,195,702
Intersegment	2,494,251	2,311,482	+	7.9	21,879,394

Total	3,542,561	3,349,139	+	5.8	31,075,096

Operating cost and expenses	2,722,672	2,558,685	+	6.4	23,883,087

Operating profit	819,889	790,454	+	3.7	7,192,009

Assets	2,715,294	2,644,116	+	2.7	23,818,368

Americas
Net sales:
Unaffiliated customers	¥1,329,479	¥1,277,867	+	4.0	$11,662,096
Intersegment	4,608	4,764	-	3.3	40,422

Total	1,334,087	1,282,631	+	4.0	11,702,518

Operating cost and expenses	1,281,805	1,236,138	+	3.7	11,243,904

Operating profit	52,282	46,493	+	12.5	458,614

Assets	506,295	432,001	+	17.2	4,441,184

Europe
Net sales:
Unaffiliated customers	¥1,499,821	¥1,313,919	+	14.1	$13,156,325
Intersegment	3,496	3,586	-	2.5	30,666

Total	1,503,317	1,317,505	+	14.1	13,186,991

Operating cost and expenses	1,441,972	1,272,463	+	13.3	12,648,877

Operating profit	61,345	45,042	+	36.2	538,114

Assets	732,579	682,381	+	7.4	6,426,132

Others
Net sales:
Unaffiliated customers	¥603,736	¥527,316	+	14.5	$5,295,930
Intersegment	824,844	792,018	+	4.1	7,235,474

Total	1,428,580	1,319,334	+	8.3	12,531,404

Operating cost and expenses	1,378,306	1,275,817	+	8.0	12,090,404

Operating profit	50,274	43,517	+	15.5	441,000

Assets	367,234	339,314	+	8.2	3,221,351

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(3,327,199)	(3,111,850)		—	(29,185,956)

Total	(3,327,199)	(3,111,850)		—	(29,185,956)

Operating cost and expenses	(3,100,082)	(2,893,377)		—	(27,193,701)

Operating profit (loss)	(227,117)	(218,473)		—	(1,992,255)

Assets	191,223	424,103	-	54.9	1,677,395

Consolidated
Net sales:
Unaffiliated customers	¥4,481,346	¥4,156,759	+	7.8	$39,310,053
Intersegment	—	—		—	—

Total	4,481,346	4,156,759	+	7.8	39,310,053

Operating cost and expenses	3,724,673	3,449,726	+	8.0	32,672,571

Operating profit	756,673	707,033	+	7.0	6,637,482

Assets	4,512,625	4,521,915	-	0.2	39,584,430

Notes:	1.	General corporate expenses of JPY221,979 million (U.S.$1,947,184 thousand) and JPY202,328 million in the years ended December 31, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”
	2.	Corporate assets of JPY1,644,220 million (U.S.$14,422,983 thousand) and JPY1,860,933 million as of December 31, 2007 and 2006, respectively, which mainly consist of cash and cash equivalents, time deposits, marketable securities, investments and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2007	2006		2007

ASSETS
Current assets:
Cash and cash equivalents	¥944,463	¥1,155,626	¥(211,163)	$8,284,763
Time deposits	10,333	41,953	(31,620)	90,640
Marketable securities	10,166	10,445	(279)	89,175
Trade receivables, net	794,240	761,947	32,293	6,967,018
Inventories	563,474	539,057	24,417	4,942,754
Prepaid expenses and other current assets	286,111	273,321	12,790	2,509,746

Total current assets	2,608,787	2,782,349	(173,562)	22,884,096
Noncurrent receivables	15,239	14,335	904	133,675
Investments	90,086	110,418	(20,332)	790,228
Property, plant and equipment, net	1,364,702	1,266,425	98,277	11,971,070
Other assets	433,811	348,388	85,423	3,805,361

Total assets	¥4,512,625	¥4,521,915	¥(9,290)	$39,584,430

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥18,317	¥15,362	¥2,955	$160,675
Trade payables	514,226	493,058	21,168	4,510,754
Income taxes	150,726	133,745	16,981	1,322,158
Accrued expenses	357,525	303,353	54,172	3,136,184
Other current liabilities	215,911	217,789	(1,878)	1,893,957

Total current liabilities	1,256,705	1,163,307	93,398	11,023,728
Long-term debt, excluding current installments	8,680	15,789	(7,109)	76,140
Accrued pension and severance cost	44,710	83,876	(39,166)	392,193
Other noncurrent liabilities	57,324	55,536	1,788	502,843

Total liabilities	1,367,419	1,318,508	48,911	11,994,904

Minority interests	222,870	216,801	6,069	1,955,000
Stockholders’ equity:
Common stock	174,698	174,603	95	1,532,439
Additional paid-in capital	402,991	403,510	(519)	3,535,009
Legal reserve	46,017	43,600	2,417	403,658
Retained earnings	2,720,146	2,368,047	352,099	23,860,930
Accumulated other comprehensive income (loss)	34,670	2,718	31,952	304,123
Treasury stock	(456,186)	(5,872)	(450,314)	(4,001,633)

Total stockholders’ equity	2,922,336	2,986,606	(64,270)	25,634,526

Total liabilities and stockholders’ equity	¥4,512,625	¥4,521,915	¥(9,290)	$39,584,430

	Millions of yen		Thousands of
			U.S. dollars
	As of	As of	As of
	December 31,	December 31,	December 31,
	2007	2006	2007

Allowance for doubtful receivables	¥14,547	¥13,849	$127,605
Accumulated depreciation	1,594,374	1,382,944	13,985,737
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	22,796	22,858	199,965
Net unrealized gains and losses on securities	6,287	8,065	55,149
Net gains and losses on derivative instruments	(849)	(1,663)	(7,447)
Pension liability adjustments	6,436	(26,542)	56,456

CANON INC. AND SUBSIDIARIES	CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			1,269	(1,269)			—

Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883

Adjustment to initially apply SFAS 158, net of tax					(15,628)		(15,628)
Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	95	(522)					(427)
Cash dividends				(131,612)			(131,612)
Transfers to legal reserve			2,417	(2,417)			—

Comprehensive income:
Net income				488,332			488,332
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(62)		(62)
Net unrealized gains and losses on securities					(1,778)		(1,778)
Net gains and losses on derivative instruments					814		814
Pension liability adjustments					32,978		32,978

Total comprehensive income							520,284

Repurchase of treasury stock, net		3				(450,314)	(450,311)

Balance at December 31, 2007	¥174,698	¥402,991	¥46,017	¥2,720,146	¥34,670	(456,186)	¥2,922,336

Thousands of U.S. dollors

Balance at December 31, 2006	$1,531,606	$3,539,561	$382,456	$20,772,342	$23,842	$(51,510)	$26,198,297

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(19,333)			(19,333)
Conversion of convertible debt and other	833	(4,579)					(3,746)
Cash dividends				(1,154,491)			(1,154,491)
Transfers to legal reserve			21,202	(21,202)			—

Comprehensive income:
Net income				4,283,614			4,283,614
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(544)		(544)
Net unrealized gains and losses on securities					(15,596)		(15,596)
Net gains and losses on derivative instruments					7,140		7,140
Pension liability adjustments					289,281		289,281

Total comprehensive income							4,563,895

Repurchase of treasury stock, net		27				(3,950,123)	(3,950,096)

Balance at December 31, 2007	$1,532,439	$3,535,009	$403,658	$23,860,930	$304,123	$(4,001,633)	$25,634,526

CANON INC. AND SUBSIDIARIES	CONSOLIDATED
7. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2006	December 31, 2007

Cash flows from operating activities:
Net income	¥488,332	¥455,325	$4,283,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	341,694	262,294	2,997,316
Loss on disposal of property, plant and equipment	9,985	16,182	87,588
Deferred income taxes	(35,021)	(6,945)	(307,202)
Increase in trade receivables	(10,722)	(40,969)	(94,053)
Increase in inventories	(26,643)	(5,542)	(233,711)
Increase (decrease) in trade payables	21,136	(2,313)	185,404
Increase in accrued income taxes	14,988	22,657	131,474
Increase in accrued expenses	43,035	36,165	377,500
Decrease in accrued pension and severance cost	(15,387)	(20,309)	(134,974)
Other, net	7,872	(21,304)	69,053

Net cash provided by operating activities	839,269	695,241	7,362,009

Cash flows from investing activities:
Purchases of fixed assets	(474,285)	(424,862)	(4,160,395)
Proceeds from sale of fixed assets	9,635	12,507	84,518
Purchases of available-for-sale securities	(2,281)	(7,768)	(20,009)
Proceeds from sale and maturity of available-for-sale securities	8,614	4,047	75,561
Proceeds from maturity of held-to-maturity securities	10,000	—	87,719
Decrease (increase) in time deposits	31,681	(35,863)	277,904
Acquisitions of subsidiaries, net of cash acquired	(15,675)	(2,485)	(137,500)
Purchases of other investments	(2,432)	(8,911)	(21,333)
Other, net	2,258	2,530	19,807

Net cash used in investing activities	(432,485)	(460,805)	(3,793,728)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,635	1,053	23,114
Repayments of long-term debt	(13,046)	(5,861)	(114,439)
Decrease in short-term loans	(358)	(828)	(3,140)
Dividends paid	(131,612)	(104,298)	(1,154,491)
Purchases of treasury stock, net	(450,311)	(462)	(3,950,096)
Other, net	(11,691)	2,909	(102,553)

Net cash used in financing activities	(604,383)	(107,487)	(5,301,605)

Effect of exchange rate changes on cash and cash equivalents	(13,564)	23,724	(118,983)

Net change in cash and cash equivalents	(211,163)	150,673	(1,852,307)

Cash and cash equivalents at beginning of period	1,155,626	1,004,953	10,137,070

Cash and cash equivalents at end of period	¥944,463	¥1,155,626	$8,284,763

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	December 31, 2007	December 31, 2006	Change

Subsidiaries	239	219	20
Affiliates	15	14	1

Total	254	233	21

2.	Change in Group of Entities

Subsidiaries		Affiliates (Carried at Equity Basis)
Addition:	25 Companies	Addition:	6 Companies
Removal:	5 Companies	Removal:	5 Companies
3.	Subsidiaries listed on domestic stock exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Stock Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Nisca Corporation, Tokki Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
The disclosure is omitted for other than listed below, since no significant change has occurred since the date of the annual financial statements.
Change of Depreciation Method
On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining balance method of depreciating machinery and equipment from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values were also reduced in conjunction with this change. The change in depreciation methods caused an increase in depreciation expense of JPY63,773 million (U.S.$559,412 thousand) for the fiscal year ended December 31, 2007.
New Accounting Standards
In June, 2006, the FASB ratified the EITF consensus on EITF Issue No.06-2, “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No.43” (“EITF06-2”). EITF06-2 was adopted by Canon on January 1, 2007 through a cumulative-effect adjustment which increased accrued expenses by JPY4,402 million (U.S.$38,614 thousand) and decreased retained earnings by JPY2,204 million (U.S.$19,333 thousand).

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) NET INCOME PER SHARE

Results for the fiscal year	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2007

Net income
-Basic	¥488,332	¥455,325	$4,283,614
-Diluted	488,336	455,333	4,283,649

	Number of shares
Average common shares outstanding
-Basic	1,293,295,680	1,331,542,074
-Diluted	1,293,517,431	1,332,016,870

	Yen		U.S. dollars
Net income per share:
-Basic	¥377.59	¥341.95	$3.31
-Diluted	377.53	341.84	3.31
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, DERIVATIVE CONTRACTS AND OTHER

The disclosure is omitted as it is not considered significant in this report.
(3)	SUBSEQUENT EVENT

There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
10. NON-CONSOLIDATED STATEMENTS OF INCOME
     ( Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2007	2006
Net sales	¥2,887,912	¥2,729,657	+	5.8
Cost of sales	1,793,613	1,703,615

Gross profit	1,094,299	1,026,042	+	6.7
Selling, general and administrative expenses	560,458	514,885

Operating profit	533,841	511,157	+	4.4
Other income (deductions):
Interest and dividend income	18,870	16,868
Interest expense	(1,285)	(134)
Other, net	1,417	(3,895)

	19,002	12,839

Ordinary profit	552,843	523,996	+	5.5

Non-ordinary gain(loss), net	(3,470)	(14,516)

Income before income taxes	549,373	509,480
Income taxes	182,400	171,960

Net income	¥366,973	¥337,520	+	8.7

11. DETAILS OF SALES
     ( Parent company only )

Sales by product	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2007	2006

Business machines:
Office Imaging Products	¥540,926	¥522,024	+	3.6
Computer peripherals	1,331,983	1,242,807	+	7.2

	1,872,909	1,764,831	+	6.1
Cameras	851,522	760,081	+	12.0
Optical and other products	163,481	204,745	-	20.2

Total	¥2,887,912	¥2,729,657	+	5.8

Sales by region	Millions of yen

	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2007	2006

Japan	¥379,055	¥392,855	-	3.5
Overseas:
Americas	989,139	965,502	+	2.4
Europe	1,029,922	929,330	+	10.8
Other areas	489,796	441,970	+	10.8

	2,508,857	2,336,802	+	7.4

Total	¥2,887,912	¥2,729,657	+	5.8

CANON INC.
NON-CONSOLIDATED
12. NON-CONSOLIDATED BALANCE SHEETS
     ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,	Change
	2007	2006
ASSETS
Current assets:
Cash	¥5,676	¥324,053	¥(318,377)
Trade receivables	838,322	917,518	(79,196)
Marketable securities	75,920	—	75,920
Inventories	226,950	205,993	20,957
Prepaid expenses and other current assets	209,650	174,739	34,911
Allowance for doubtful receivables	(8)	(22)	14

Total current assets	1,356,510	1,622,281	(265,771)

Fixed assets:
Net property, plant and equipment	912,986	818,094	94,892
Intangibles	42,497	34,480	8,017
Investments and other fixed assets	478,960	463,313	15,647
Allowance for doubtful receivables-noncurrent	(61)	(96)	35

Total fixed assets	1,434,382	1,315,791	118,591

Total assets	¥2,790,892	¥2,938,072	¥(147,180)

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥421,884	¥409,019	¥12,865
Short-term loans	94,465	36,452	58,013
Accrued income taxes	115,668	103,871	11,797
Accrued warranty expenses	4,705	3,171	1,534
Accrued bonuses for employees	5,194	5,656	(462)
Accrued bonuses for directors	360	295	65
Other current liabilities	212,366	212,157	209

Total current liabilities	854,642	770,621	84,021

Noncurrent liabilities:
Convertible debenture	128	318	(190)
Accrued pension and severance cost	41,713	52,376	(10,663)
Accrued directors’ retirement benefits	1,368	1,209	159
Reserve for environmental provision	2,475	4,265	(1,790)

Total noncurrent liabilities	45,684	58,168	(12,484)

Total liabilities	900,326	828,789	71,537

Net assets:
Stockholders’ equity	1,886,784	2,101,545	(214,761)
Difference of appreciation and conversion	3,782	7,738	(3,956)

Total net assets	1,890,566	2,109,283	(218,717)

Total liabilities and net assets	¥2,790,892	¥2,938,072	¥(147,180)

	As of	As of
	December 31, 2007	December 31, 2006

1,Accumulated depreciation	¥848,039	¥741,115
Accumulated impairment loss	¥993	¥494
2,Cautionary obligation and other
Cautionary obligation contract	¥22,721	¥25,986
3,Issuance of new stock capitalised those due to	¥190	¥330
conversion of convertible bond
(Those capitalised)	(95)	(165)
Those due to conversion of convertible bond	¥190	¥330
(Those capitalised)	(95)	(165)
4,Number of stock newly issued(Thousand shares)	190	261
Those due to conversion of convertible bond
(Thousand shares)	190	261

CANON INC.
NON-CONSOLIDATED
13. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
     ( Parent company only )

Year ended December 31, 2007	(Millions of yen)

	Stockholders’ equity										Difference of appreciation and conversion		Total net assets

	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	(1,161)	¥2,109,283

Changes in the term

Conversion of convertible debentures	95	95								190			190

Transfer to reserve for special depreciation					609			(609)		—			—

Reversal of reserve for special depreciation					(5,400)			5,400		—			—

Reversal of reserve for deferral of capital gain on property						(37)		37		—			—

Dividends from surplus								(131,612)		(131,612)			(131,612)

Net income								366,973		366,973			366,973

Purchase of treasury stock									(450,346)	(450,346)			(450,346)

Disposal of treasury stock			3						32	35			35

Net change of items other than stockholders’ equity										—	(3,871)	(85)	(3,956)

Total changes in the term	95	95	3	—	(4,791)	(37)	—	240,188	(450,314)	(214,761)	(3,871)	(85)	(218,717)

Balance as of December 31, 2007	¥174,698	¥306,225	¥25	¥22,114	¥7,694	¥1,255	¥1,249,928	¥581,031	¥(456,186)	¥1,886,784	¥5,028	¥(1,246)	¥1,890,566

1. Number of issued shares of December 31, 2007               1,333,636,210
2. Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2006			December 31, 2007
common stock	1,794,390	70,799,633	5,595	72,588,428

3.Dividend from surplus

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share(yen)	Base date	Effective date

March 29, 2007 Annual meeting of stockholders	common stock	66,583	50.00	December 31, 2006	March 30, 2007
July 26, 2007 Board of directors’meeting	common stock	65,030	50.00	June 30, 2007	August 24, 2007

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share(yen)	Base date	Effective date

March 28, 2008 Annual meeting of stockholders	common stock	75,663	Retained earnings	60.00	December 31, 2007	March 31, 2008

CANON INC.
NON-CONSOLIDATED

Year ended December 31, 2006	(Millions of yen)

	Stockholders’ equity										Difference of appreciation and conversion		Total net assets

	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2005	¥174,438	¥305,965	¥1	¥22,114	¥13,337	¥5	¥1,068,828	¥289,378	¥(5,410)	¥1,868,656	¥6,777	—	¥1,875,433

Changes in the term

Conversion of convertible debentures	165	165								330			330

Transfer to reserve for special depreciation					9,065			(9,065)		—			—

Reversal of reserve for special depreciation					(9,917)			9,917		—			—

Transfer to reserve for deferral of capital gain on property						1,335		(1,335)		—			—

Reversal of reserve for deferral of capital gain on property						(48)		48		—			—

Transfer to special reserves							181,100	(181,100)		—			—

Bonus of directors and corporate auditors								(222)		(222)			(222)

Dividends from surplus								(104,298)		(104,298)			(104,298)

Net income								337,520		337,520			337,520

Purchase of treasury stock									(488)	(488)			(488)

Disposal of treasury stock			21						26	47			47

Net change of items other than stockholders’ equity										—	2,122	(1,161)	961

Total changes in the term	165	165	21	—	(852)	1,287	181,100	51,465	(462)	232,889	2,122	(1,161)	233,850

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283

1. Number of issued shares of December 31, 2006               1,333,445,830
2. Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2005			December 31, 2006
common stock	1,145,682	656,152	7,444	1,794,390

3. Dividend from surplus

Decision	Classes of stock	Cash dividend	Dividend per share(yen)	Base date	Effective date
		(Millions of yen)
March 30, 2006 Annual meeting of stockholders	common stock	59,912	67.50	December 31, 2005	March 31, 2006
July 27, 2006 Board of directors’meeting	common stock	44,386	50.00	June 30, 2006	August 25, 2006

CANON INC.
NON-CONSOLIDATED
14. CHANGES OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
( Parent company only )
1.Note to change in Accounting Policy
Change of Depreciation Method
Due to the amendment of Japanese Corporate Tax Law in 2007, the Company elected to change its method of depreciation of tangible fixed assets purchased on or after April 1, 2007 to the method at rates prescribed in the amended corporate tax law. The change in depreciation methods caused an increase in depreciation expense by JPY 7,491 million for the fiscal year ended December 31,2007.
2.Notes to changes in Presentation
Marketable securities
(Regarding Non-Consolidated Balance Sheets)
Effective from the fiscal year ended December 31, 2007, the Company adopted “Practical Guideline for Accounting for Financial Instruments.” (Accounting Committee Report No.14,issued by the Japanese Institute of Certified Public Accountants,July 4, 2007) s well as “Q&A of Accounting for Financial Instruments.” (issued by the Japanese Institute of Certified Public Accountants, November 6, 2007)
As a result, Certificates of Deposit was included in “Cash” as of December 31,2006, while it is presented in “Marketable securities” as of December 31,2007.
The amount of Certificates of Deposit included in “Cash” as of December 31,2006 was JPY 313,100 million.
(Regarding Non-Consolidated Statements of Income)
Effective from the fiscal year ended December 31, 2007, the Company adopted “Practical Guideline for Accounting for Financial Instruments.” (Accounting Committee Report No.14,issued by the Japanese Institute of Certified Public Accountants,July 4, 2007) as well as “Q&A of Accounting for Financial Instruments.” (issued by the Japanese Institute of Certified Public Accountants, November 6, 2007)
As a result, Certificates of Deposit is disclosed as Marketable securities as of December 31,2007 and related Interest income of JPY 1,068 million for the year ended December 31,2007 is included in “Other,net”.
Interest income related to Certificates of Deposit for the year ended December 31,2006 was included in “Interest and dividend income” at JPY 739 million.

NON-CONSOLIDATED
Directors
(Current titles are shown in the parentheses)

(1) Candidate for new Representative Director

Representative Director & Executive Vice President	Toshizo Tanaka	(Executive Vice President, Group Executive of Policy & Economy Research Headquarters)

(2) Candidates for Directors to be promoted

Senior Managing Director	Akiyoshi Moroe	(Managing Director, Group Executive of Human Resources Management & Organization Headquarters / External Relations Headquarters)

Senior Managing Director	Kunio Watanabe	(Managing Director, Group Executive of Corporate Planning Development Headquarters)

Managing Director	Katsuichi Shimizu	(Director, Chief Executive of Inkjet Products Operations)

Managing Director	Ryoichi Bamba	(Director, Executive Vice President of Canon U.S.A., Inc.)

Managing Director	Toshio Homma	(Director, Chief Executive of L Printer Products Operations)

Managing Director	Masaki Nakaoka	(Director, Chief Executive of Office Imaging Products Operations)

Managing Director	Haruhisa Honda	(Director, Group Executive of Production Engineering Headquarters)

(3) Candidate for new Corporate Auditor to be appointed

Corporate Auditor	Keijiro Yamazaki	(Director, Group Executive of General Affairs Headquarters)

(4) Director to be retired

Senior Managing Director	Hajime Tsuruoka	(Advisor to be appointed)

Director	Keijiro Yamazaki	(Corporate Auditor to be appointed)

(5) Corporate Auditor to be retired

Corporate Auditor	Teruomi Takahashi	(Advisor to be appointed)

Canon Inc.
January 30, 2008
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2007
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT (2007)	S 1
2.	SALES BY REGION AND PRODUCT (2008/Projection)	S 2
3.	SEGMENT INFORMATION BY PRODUCT (2007)	S 3
4.	OTHER INCOME / DEDUCTIONS (2007)	S 3
5.	SEGMENT INFORMATION BY PRODUCT (2008/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2008/Projection)	S 4
7.	SALES COMPOSITION BY PRODUCT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT (2007)					(Millions of yen)

	2007		2006		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Japan
Business machines	186,527	636,534	177,294	619,713	+5.2%	+2.7%

Office imaging products	105,504	384,546	93,838	359,935	+12.4%	+6.8%
Computer peripherals	63,169	186,214	66,209	190,981	-4.6%	-2.5%
Business information products	17,854	65,774	17,247	68,797	+3.5%	-4.4%

Cameras	40,239	149,892	40,676	139,625	-1.1%	+7.4%

Optical and other products	43,854	161,161	48,771	172,952	-10.1%	-6.8%

Total	270,620	947,587	266,741	932,290	+1.5%	+1.6%

Overseas
Business machines	616,648	2,299,008	587,701	2,071,374	+4.9%	+11.0%

Office imaging products	247,141	906,242	236,667	825,990	+4.4%	+9.7%
Computer peripherals	357,693	1,351,297	339,746	1,207,427	+5.3%	+11.9%
Business information products	11,814	41,469	11,288	37,957	+4.7%	+9.3%

Cameras	324,863	1,002,771	305,763	902,240	+6.2%	+11.1%

Optical and other products	51,668	231,980	56,330	250,855	-8.3%	-7.5%

Total	993,179	3,533,759	949,794	3,224,469	+4.6%	+9.6%

Americas
Business machines	226,063	888,189	239,816	865,697	-5.7%	+2.6%

Office imaging products	96,735	373,093	99,908	361,328	-3.2%	+3.3%
Computer peripherals	124,368	495,676	134,218	484,624	-7.3%	+2.3%
Business information products	4,960	19,420	5,690	19,745	-12.8%	-1.6%

Cameras	140,465	390,768	133,312	362,104	+5.4%	+7.9%

Optical and other products	13,886	57,211	16,234	55,845	-14.5%	+2.4%

Total	380,414	1,336,168	389,362	1,283,646	-2.3%	+4.1%

Europe
Business machines	299,139	1,067,998	272,115	916,108	+9.9%	+16.6%

Office imaging products	122,303	423,925	111,718	369,709	+9.5%	+14.7%
Computer peripherals	171,114	626,236	155,646	531,224	+9.9%	+17.9%
Business information products	5,722	17,837	4,751	15,175	+20.4%	+17.5%

Cameras	126,689	388,651	122,190	362,670	+3.7%	+7.2%

Optical and other products	12,161	42,637	11,295	35,527	+7.7%	+20.0%

Total	437,989	1,499,286	405,600	1,314,305	+8.0%	+14.1%

Other areas
Business machines	91,446	342,821	75,770	289,569	+20.7%	+18.4%

Office imaging products	28,103	109,224	25,041	94,953	+12.2%	+15.0%
Computer peripherals	62,211	229,385	49,882	191,579	+24.7%	+19.7%
Business information products	1,132	4,212	847	3,037	+33.6%	+38.7%

Cameras	57,709	223,352	50,261	177,466	+14.8%	+25.9%

Optical and other products	25,621	132,132	28,801	159,483	-11.0%	-17.1%

Total	174,776	698,305	154,832	626,518	+12.9%	+11.5%

Total
Business machines	803,175	2,935,542	764,995	2,691,087	+5.0%	+9.1%

Office imaging products	352,645	1,290,788	330,505	1,185,925	+6.7%	+8.8%
Computer peripherals	420,862	1,537,511	405,955	1,398,408	+3.7%	+9.9%
Business information products	29,668	107,243	28,535	106,754	+4.0%	+0.5%

Cameras	365,102	1,152,663	346,439	1,041,865	+5.4%	+10.6%

Optical and other products	95,522	393,141	105,101	423,807	-9.1%	-7.2%

Total	1,263,799	4,481,346	1,216,535	4,156,759	+3.9%	+7.8%

-S1-

Canon Inc.
2. SALES BY REGION AND PRODUCT (2008/Projection)

(1) Sales by product	(Millions of yen)

	2008 (P)			2007			Change year over year
	1st half	2nd half	Year	1st half	2nd half	Year	1st half	2nd half	Year

Business machines	1,475,600	1,573,000	3,048,600	1,446,587	1,488,955	2,935,542	+2.0%	+5.6%	+3.9%

Office imaging products	637,400	695,900	1,333,300	632,428	658,360	1,290,788	+0.8%	+5.7%	+3.3%
Computer peripherals	786,400	824,200	1,610,600	760,687	776,824	1,537,511	+3.4%	+6.1%	+4.8%
Business information products	51,800	52,900	104,700	53,472	53,771	107,243	-3.1%	-1.6%	-2.4%

Cameras	548,400	684,100	1,232,500	519,574	633,089	1,152,663	+5.5%	+8.1%	+6.9%

Optical and other products	206,000	232,900	438,900	200,563	192,578	393,141	+2.7%	+20.9%	+11.6%

Total	2,230,000	2,490,000	4,720,000	2,166,724	2,314,622	4,481,346	+2.9%	+7.6%	+5.3%

(P)=Projection

(2) Sales by region	(Millions of yen)

	2008 (P)			2007			Change year over year
	1st half	2nd half	Year	1st half	2nd half	Year	1st half	2nd half	Year

Japan	467,100	503,700	970,800	458,302	489,285	947,587	+1.9%	+2.9%	+2.4%
Overseas	1,762,900	1,986,300	3,749,200	1,708,422	1,825,337	3,533,759	+3.2%	+8.8%	+6.1%

Americas	622,700	709,000	1,331,700	641,949	694,219	1,336,168	-3.0%	+2.1%	-0.3%
Europe	762,200	842,600	1,604,800	722,379	776,907	1,499,286	+5.5%	+8.5%	+7.0%
Other areas	378,000	434,700	812,700	344,094	354,211	698,305	+9.9%	+22.7%	+16.4%

Total	2,230,000	2,490,000	4,720,000	2,166,724	2,314,622	4,481,346	+2.9%	+7.6%	+5.3%

(P)=Projection

-S2-

Canon Inc.

3. SEGMENT INFORMATION BY PRODUCT (2007)	(Millions of yen)

	2007		2006		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Business machines
Unaffiliated customers	803,175	2,935,542	764,995	2,691,087	+5.0%	+9.1%
Intersegment	—	—	—	—	—	—

Total sales	803,175	2,935,542	764,995	2,691,087	+5.0%	+9.1%

Operating profit	162,419	650,261	165,565	599,229	-1.9%	+8.5%
% of sales	20.2%	22.2%	21.6%	22.3%	—	—

Cameras
Unaffiliated customers	365,102	1,152,663	346,439	1,041,865	+5.4%	+10.6%
Intersegment	—	—	—	—	—	—

Total sales	365,102	1,152,663	346,439	1,041,865	+5.4%	+10.6%

Operating profit	93,267	307,426	92,612	268,738	+0.7%	+14.4%
% of sales	25.5%	26.7%	26.7%	25.8%	—	—

Optical and other products
Unaffiliated customers	95,522	393,141	105,101	423,807	-9.1%	-7.2%
Intersegment	65,381	238,659	52,102	190,687	+25.5%	+25.2%

Total sales	160,903	631,800	157,203	614,494	+2.4%	+2.8%

Operating profit	(2,655)	21,080	3,921	41,475	—	-49.2%
% of sales	-1.7%	3.3%	2.5%	6.7%	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	(65,381)	(238,659)	(52,102)	(190,687)	—	—

Total sales	(65,381)	(238,659)	(52,102)	(190,687)	—	—

Operating profit	(59,455)	(222,094)	(66,228)	(202,409)	—	—

Consolidated
Unaffiliated customers	1,263,799	4,481,346	1,216,535	4,156,759	+3.9%	+7.8%
Intersegment	—	—	—	—	—	—

Total	1,263,799	4,481,346	1,216,535	4,156,759	+3.9%	+7.8%

Operating profit	193,576	756,673	195,870	707,033	-1.2%	+7.0%
% of sales	15.3%	16.9%	16.1%	17.0%	—	—

4. OTHER INCOME / DEDUCTIONS (2007)					(Millions of yen)

	2007		2006		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest and dividend, net	6,993	31,348	7,706	24,963	(713)	+6,385
Forex gain / loss	(1,035)	(31,943)	(8,737)	(25,804)	+7,702	(6,139)
Equity earnings / loss of affiliated companies	149	5,634	1,428	4,237	(1,279)	+1,397
Other, net	237	6,676	1,505	8,714	(1,268)	(2,038)

Total	6,344	11,715	1,902	12,110	+4,442	(395)

-S3-

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2008/Projection)	(Millions of yen)

	2008 (P)			2007			Change year over year
	1st half	2nd half	Year	1st half	2nd half	Year	1st half	2nd half	Year

Business machines
Unaffiliated customers	1,475,600	1,573,000	3,048,600	1,446,587	1,488,955	2,935,542	+2.0%	+5.6%	+3.9%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	1,475,600	1,573,000	3,048,600	1,446,587	1,488,955	2,935,542	+2.0%	+5.6%	+3.9%

Operating profit	341,900	335,000	676,900	335,471	314,790	650,261	+1.9%	+6.4%	+4.1%
% of sales	23.2%	21.3%	22.2%	23.2%	21.1%	22.2%	—	—	—

Cameras
Unaffiliated customers	548,400	684,100	1,232,500	519,574	633,089	1,152,663	+5.5%	+8.1%	+6.9%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	548,400	684,100	1,232,500	519,574	633,089	1,152,663	+5.5%	+8.1%	+6.9%

Operating profit	144,800	190,800	335,600	137,303	170,123	307,426	+5.5%	+12.2%	+9.2%
% of sales	26.4%	27.9%	27.2%	26.4%	26.9%	26.7%	—	—	—

Optical and other products
Unaffiliated customers	206,000	232,900	438,900	200,563	192,578	393,141	+2.7%	+20.9%	+11.6%
Intersegment	109,500	143,800	253,300	107,917	130,742	238,659	+1.5%	+10.0%	+6.1%

Total sales	315,500	376,700	692,200	308,480	323,320	631,800	+2.3%	+16.5%	+9.6%

Operating profit	20,500	20,000	40,500	21,385	(305)	21,080	-4.1%	—	+92.1%
% of sales	6.5%	5.3%	5.9%	6.9%	-0.1%	3.3%	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	(109,500)	(143,800)	(253,300)	(107,917)	(130,742)	(238,659)	—	—	—

Total sales	(109,500)	(143,800)	(253,300)	(107,917)	(130,742)	(238,659)	—	—	—

Operating profit	(117,200)	(135,800)	(253,000)	(105,283)	(116,811)	(222,094)	—	—	—

Consolidated
Unaffiliated customers	2,230,000	2,490,000	4,720,000	2,166,724	2,314,622	4,481,346	+2.9%	+7.6%	+5.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	2,230,000	2,490,000	4,720,000	2,166,724	2,314,622	4,481,346	+2.9%	+7.6%	+5.3%

Operating profit	390,000	410,000	800,000	388,876	367,797	756,673	+0.3%	+11.5%	+5.7%
% of sales	17.5%	16.5%	16.9%	17.9%	15.9%	16.9%	—	—	—

(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2008/Projection)								(Millions of yen)

	2008 (P)			2007			Change year over year
	1st half	2nd half	Year	1st half	2nd half	Year	1st half	2nd half	Year

Interest and dividend, net	12,500	10,300	22,800	16,572	14,776	31,348	(4,072)	(4,476)	(8,548)
Forex gain / loss	(7,800)	(9,300)	(17,100)	(10,520)	(21,423)	(31,943)	+2,720	+12,123	+14,843
Equity earnings / loss of affiliated companies	1,500	2,900	4,400	5,285	349	5,634	(3,785)	+2,551	(1,234)
Other, net	11,800	(1,900)	9,900	5,928	748	6,676	+5,872	(2,648)	+3,224

Total	18,000	2,000	20,000	17,265	(5,550)	11,715	+735	+7,550	+8,285

(P)=Projection

-S4-

Canon Inc.
7. SALES COMPOSITION BY PRODUCT

	2008 (P)			2007				2006
	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year

Office imaging products
Monochrome copying machines	43%	40%	42%	43%	46%	43%	45%	46%	49%
Color copying machines	37%	38%	37%	36%	35%	36%	35%	34%	31%
Others	20%	22%	21%	21%	19%	21%	20%	20%	20%

Computer peripherals
Laser beam printers	75%	71%	73%	69%	75%	71%	73%	68%	73%
Inkjet printers	24%	28%	26%	30%	24%	28%	26%	31%	26%
Others	1%	1%	1%	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	62%	59%	61%	62%	62%	62%	62%	61%	64%
Others	38%	41%	39%	38%	38%	38%	38%	39%	36%

Cameras
Digital cameras	76%	77%	77%	77%	76%	77%	76%	76%	75%
Video cameras	9%	9%	9%	8%	8%	8%	8%	10%	10%
Interchangeable lenses and others	15%	14%	14%	15%	16%	15%	16%	14%	15%

Optical and other products
Semiconductor production equipment	49%	49%	49%	43%	50%	43%	46%	53%	52%
Others	51%	51%	51%	57%	50%	57%	54%	47%	48%

(P)=Projection

*   From this report, figures related to analog personal copying machines, which were included in “Monochrome copying machines” of “Office imaging products,” are now included in “Others” of “Office imaging products.” Past figures have been reclassified to conform with the new presentation.

* From this report, the segment previously named “Film cameras / Lenses” is now named “Interchangeable lenses and others.”

8. SALES GROWTH IN LOCAL CURRENCY

	2008 (P)			2007
	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year

Business machines
Japan	—	—	—	+5.2%	+0.3%	+5.0%	+2.7%
Overseas	—	—	—	+4.5%	+8.9%	+4.1%	+6.4%

Total	+6.4%	+8.7%	+7.6%	+4.6%	+6.9%	+4.3%	+5.6%

Cameras
Japan	—	—	—	-1.1%	+12.7%	+2.7%	+7.4%
Overseas	—	—	—	+5.3%	+5.3%	+7.4%	+6.4%

Total	+10.0%	+11.1%	+10.6%	+4.6%	+6.3%	+6.8%	+6.6%

Optical and other products
Japan	—	—	—	-10.1%	+3.6%	-15.7%	-6.8%
Overseas	—	—	—	-8.6%	-9.2%	-10.0%	-9.6%

Total	+4.1%	+21.8%	+12.8%	-9.3%	-4.2%	-12.5%	-8.5%

Total
Japan	+1.9%	+2.9%	+2.4%	+1.5%	+2.7%	+0.7%	+1.6%
Overseas	+8.4%	+12.4%	+10.5%	+4.0%	+6.5%	+4.1%	+5.2%
Americas	+5.8%	+7.0%	+6.4%	+1.6%	+4.0%	+2.4%	+3.1%
Europe	+7.4%	+11.1%	+9.3%	+2.2%	+7.1%	+3.8%	+5.3%
Other areas	+15.6%	+26.2%	+21.0%	+14.3%	+10.2%	+8.2%	+9.1%

Total	+7.1%	+10.4%	+8.8%	+3.4%	+5.6%	+3.3%	+4.4%

(P)=Projection

Canon Inc.
9. PROFITABILITY

	2008 (P)	2007	2006
	Year	Year	Year

ROE	16.6%	16.5%	16.3%

ROA	11.0%	10.8%	10.6%

(P)=Projection

10. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates				(Yen)

	2008 (P)	2007		2006
	Year	4th quarter	Year	4th quarter	Year

Yen/US$	107.00	113.19	117.50	117.81	116.43
Yen/Euro	157.00	163.86	161.41	151.89	146.51

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)

	2008 (P)	2007
	Year	4th quarter	Year

US$	(177.1)	(24.5)	+9.6
Euro	(34.3)	+24.6	+104.7
Other currencies	(4.6)	+2.7	+11.2

Total	(216.0)	+2.8	+125.5

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2008 (P)
	Year

On sales
US$	16.9
Euro	7.6

On operating profit
US$	9.9
Euro	5.6

(P)=Projection

11. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2008 (P)	2007		2006
	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities
Net income	520,000	127,845	488,332	125,564	455,325
Depreciation and amortization	375,000	106,248	341,694	74,371	262,294
Other, net	(95,000)	42,547	9,243	35,552	(22,378)

Total	800,000	276,640	839,269	235,487	695,241

Net cash used in investing activities	(500,000)	(91,525)	(432,485)	(132,528)	(460,805)

Free cash flow	300,000	185,115	406,784	102,959	234,436

Net cash used in financing activities	(165,000)	(1,718)	(604,383)	(1,621)	(107,487)

Effect of exchange rate changes on cash and cash equivalents	(9,500)	(5,241)	(13,564)	29,800	23,724

Net change in cash and cash equivalents	125,500	178,156	(211,163)	131,138	150,673

Cash and cash equivalents at end of period	1,070,000	944,463	944,463	1,155,626	1,155,626

(P)=Projection

-S6-

Canon Inc.

12. R&D EXPENDITURE		(Millions of yen)

	2008 (P)	2007	2006
	Year	Year	Year

Business machines	—	122,570	113,770
Cameras	—	44,304	41,122
Optical and other products	—	201,387	153,415

Total	395,000	368,261	308,307

% of sales	8.4%	8.2%	7.4%

(P)=Projection
13. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

		(Millions of yen)

	2008 (P)	2007	2006
	Year	Year	Year

Capital expenditure
Business machines	—	166,143	154,259
Cameras	—	32,870	31,517
Optical and other products	—	78,449	36,272
Corporate and eliminations	—	151,087	157,609

Total	440,000	428,549	379,657

Depreciation and amortization
Business machines	—	159,309	127,873
Cameras	—	37,180	28,756
Optical and other products	—	69,843	37,018
Corporate and eliminations	—	75,362	68,647

Total	375,000	341,694	262,294

(P)=Projection
14. INVENTORIES

(1) Inventories		(Millions of yen)

	2007	2006	Difference
	Dec.31	Dec.31

Business machines	277,444	288,815	(11,371)
Cameras	107,406	87,515	+19,891
Optical and other products	178,624	162,727	+15,897

Total	563,474	539,057	+24,417

(2) Inventories/Sales*			(Days)

	2007	2006	Difference
	Dec.31	Dec.31

Business machines	34	38	(4)
Cameras	31	27	+4
Optical and other products	169	136	+33

Total	44	45	(1)

     *Index based on the previous six months sales.

15. DEBT RATIO

	2007	2006	Difference
	Dec.31	Dec.31

Total debt / Total assets	0.6%	0.7%	-0.1%

16. OVERSEAS PRODUCTION RATIO

		2007	2006
		Year	Year

Overseas production ratio		40%	39%

17. NUMBER OF EMPLOYEES

	2007	2006	Difference
	Dec.31	Dec.31

Japan	55,227	50,753	+4,474
Overseas	76,125	67,746	+8,379

Total	131,352	118,499	+12,853

-S7-

January 30, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Change of Representative Director
At the meeting of its Board of Directors held on January 30, 2008, Canon Inc. (the “Company”) tentatively approved a change of the Company’s Representative Director as follows.
The change is scheduled to be resolved at the Ordinary General Meeting of Shareholders for the 107th Business Term and the following Board of Directors’ meeting to be held on March 28, 2008.
1. Reason of change
To further reinforce management structure, amid expansion of the Company’s scale and scope of business activities
2. Profile of the Representative Director to be newly appointed

New Title	Representative Director & Executive Vice President
Name	Toshizo Tanaka
Place of Birth	Aichi Prefecture, Japan
Educational Background	March 1964, Graduated from Keio University, Economics
Dept.
Date of Birth	October 8, 1940
Business Career	See attached.
3. Scheduled Date of Appointment
March 28, 2008

Attached Document
Business Career
Toshizo Tanaka
Executive Vice President
Canon Inc.

April	1964,	Joined Canon Camera Co. Inc.
		(March 1969, Company name changed to Canon Inc.)
February	1968,	Transferred to Canon U.S.A., Inc.

January	1977,	Manager; Accounting Dept. Tamagawa Plant; Canon Inc.

January	1978,	Transferred to Canon U.S.A., Inc.

February	1988,	General Manager; Accounting Div.; Canon Inc.

January	1992,	Deputy Group Executive; Finance & Accounting Headquarters

April	1993,	Advisory Director

March	1995,	Director

April	1995,	Director, Group Executive; Finance & Accounting Headquarters

March	1997,	Managing Director

April	1998,	Managing Director, Group Executive; Finance & Accounting
		Headquarters, Logistics Headquarters

January	1999,	Managing Director, Group Executive; Finance & Accounting
		Headquarters

March	2001,	Senior Managing Director

January	2007,	Senior Managing Director, Group Executive; Finance & Accounting
		Headquarters, Policy & Economy Research Headquarters

March	2007,	Executive Vice President (Current)

April	2007,	Executive Vice President, Group Executive; Policy & Economy
		Research Headquarters (Current)

January 30, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock
Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Introduction of Executive Officer System
Canon Inc. (the “Company”) resolved at the Board of Directors’ meeting held on January 30, 2008 the introduction of the Executive Officer System and the appointment of Executive Officers, as follows.
1. Reason for Introduction of the Executive Officer System
Considering the expansion of its operations and business scale, the Company hereby introduces the Executive Officer System to address the need to further strengthen its operational structure over the medium and long terms.
By promoting capable human resources with wide knowledge of business as Executive Officers and entrusting them with operations responsibilities for specific business areas, the Company intends to enhance its corporate value through more flexible and more efficient management operations.
2. Outline of the System
(1)	The term of office of Executive Officers will be one year.
(2)	The appointment and discharge of Executive Officers will be made by the Board of Directors.
(3)	The duties and operations that Executive Officers will be entrusted with will be decided by the Board of Directors.
(4)	While the number of Executive Officers initially appointed upon the introduction of the system will be seven, this number will gradually increase in the future toward the realization of a more solid management execution structure.
3. Timing of Introduction of the System
The System shall be introduced on April 1, 2008.
4. Appointment of Executive Officers (Effective April 1, 2008)

(Name)	(Current title)

Masayuki Ito	President & C.E.O., Canon Ecology Industry, Inc.

Masahiro Haga	Senior Vice President, Canon U.S.A., Inc

Kengo Uramoto	Deputy Group Executive, Human Resources Management &
Organization Headquarters

Masanori Yamada	Group Executive, Office Imaging Products Corporate System
Group

Akio Noguchi	Deputy Chief Executive, Peripheral Products Operations

Hiroyuki Suematsu	Chief Executive, Chemical Products Operations

Yasuhiro Tani	Group Executive, Digital Platform Technology Development
Headquarters

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

January 30, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Issuance of Stock Options (Share Options)
Canon Inc. (the “Company”) resolved, at the meeting of its board of directors (the “Board of Directors”) held on January 30, 2008 to make the following proposals at the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company scheduled for March 28, 2008: a) that share options (shinkabu yoyaku-ken) be issued, without compensation, to the Company’s directors, executive officers and senior employees, as stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (Kaisha-ho); b) that the determination of the matters regarding the offering be delegated to the Board of Directors; and c) that share options be issued to the Company’s directors as compensation. The Company hereby announces as follows:
1.	The Reason for the Necessity to Solicit Those Who Subscribe for Share Options on Particularly Favorable Conditions

Share options will be issued to the Company’s directors, executive officers and senior employees, without compensation, for the purpose of further enhancing their motivation and morale to improve the Company’s performance, with a view to long-term improvement of its corporate value.

2.	Grantees of Share Options

The Company’s directors, seven (7) executive officers, and not more than thirty-five (35) senior employees who are entrusted with important functions.

3.	Maximum Number of Share Options

The maximum number of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by resolution of the said shareholders meeting (the “Resolution”), will be six thousand (6,000).

4.	Cash Payment for Share Options

No cash payment will be required for the share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution.

5.	Features of Share Options

The features of share options that the Board of Directors will be authorized to determine matters on offering, based on the delegation by the Resolution, will be as follows:
(1)	Number of Shares to be acquired upon Exercise of a Share Option

The number of shares to be acquired upon Exercise of one (1) share option (the “Allotted Number of Shares”) shall be one hundred (100) common shares, and the maximum total number of shares to be delivered due to the exercise of share options shall be six hundred thousand (600,000) shares.

However, if the Company effects a share split (including allotment of common shares without compensation; this inclusion being applicable below) or a share consolidation after the date of the allotment of the share options, the Allotted Number of Shares will be adjusted by the following calculation formula:

Allotted Number of Shares after Adjustment

= Allotted Number of Shares before Adjustment x Ratio of Share Splitting or Share Consolidation.

Such adjustment will be made only with respect to the number of issued share options that have not then been exercised, and any fractional number of less than one (1) share resulting from such adjustment will be rounded off.

(2)	Amount of Property to Be Contributed upon Exercise of Share Options

The amount of property to be contributed upon the exercise of each share option will be the amount obtained by multiplying the amount to be paid in for one share (the “Exercise Price”) to be delivered upon the exercise of a share option by the Allotted Number of Shares. The Exercise Price will be the product of the multiplication of 1.05 and the closing price of one (1) common share of the Company in ordinary trading at the Tokyo Stock Exchange as of the date of allotment of the share options (or if no trade is made on such date, the date immediately preceding the date on which such ordinary shares are traded), with any factional amount of less than one (1) yen to be rounded up to one (1) yen.

The Exercise Price will be adjusted as follows:
(i)	If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen:

Exercise Price after Adjustment

= Exercise Price before Adjustment x	1

Ratio of Share Splitting or Share Consolidation
(ii)	If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof (other than by way of conversion the third series of Unsecured Convertible Debentures Due 2008 of the Company) or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one (1) yen to be rounded up to one (1) yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:
Exercise Price after Adjustment = Exercise Price before Adjustment x

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares x Payment amount per Share

Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)	In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.
(3)	Period during Which Share Options Are Exercisable

From May 1, 2010 to April 30, 2014.

(4)	Matters regarding Stated Capital and Capital Reserves Increased When Shares Are Issued upon Exercise of Share Options
(i)	The increased amount of stated capital will be one half (1/2) of the maximum amount of increases of stated capital, etc. to be calculated in accordance with Article 40, Paragraph 1 of the Companies Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(ii)	The increased amount of capital reserves shall be the amount of the maximum amount of increases of stated capital, etc., mentioned in (i) above, after the subtraction of increased amount of stated capital mentioned in (i) above.
(5)	Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(6)	Events for the Company’s Acquisition of Share Options

If a proposal for the approval of a merger agreement under which the Company will become an extinguishing company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Company will become a wholly-owned subsidiary is approved by the Company’s shareholders at a shareholders’ meeting (or by the Board of Directors if no resolution of a shareholders’ meeting is required for such approval), the Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(7)	Handling of Fractions

Any fraction of a share (less than one (1) share) to be delivered to any holder of share options who has exercised share options will be disregarded.

(8)	Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)	Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within two (2) years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)	Holders of share options will be entitled to exercise their share options for two (2) years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
6.	Specific Method of Calculation of Remuneration to Directors

The amount of share options to be issued to the directors of the Company, as remuneration, will be the amount to be obtained by multiplying the fair market value per share option as of the allotment date thereof by the total number (not more than three thousand five hundred (3,500) share options) of share options to be allotted to the directors existing as of such allotment date. The fair market value of a share option will be calculated with the use of the Black-Scholes model on the basis of various conditions applicable on the allotment date. Upon the approval of Proposal No. 2, regarding election of directors, the number of directors will be Twenty-five (25).
End.